Exhibit 99.1

FF301

HKEX
香港交易所

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended: 31 December 2022 Status: New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Noah Holdings Private Wealth and Asset Management Limited

Date Submitted: 06 January 2023

I. Movements in Authorised / Registered Share Capital

1. Type of shares	Ordinary shares	Class of shares	Not applicable	Listed on SEHK (Note 1)	Yes	
Stock code	06686	Description				

	Number of authorised/registered shares	Par value		Authorised/registered share capital	
Balance at close of preceding month	100,000,000	USD	0.0005	USD	50,000
Increase / decrease (-)				USD	
Balance at close of the month	100,000,000	USD	0.0005	USD	50,000

Total authorised/registered share capital at the end of the month: USD 50,000

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FF301vPage 2 of 81.0.1II. Movements in Issued Shares 1. Type of shares Ordinary shares Class of shares Not applicable Listed on SEHK (Note 1) Yes Stock code 06686 Description Balance at close of preceding month 31,945,575 Increase / decrease (-) 0 Balance at close of the month 31,945,575Remarks: The voluntary conversion of Noah Holdings Private Wealth and Asset Management Limited (the "Company") to dual primary listing on the Main Board of The Stock Exchange of Hong Kong Limited (the "Primary Conversion") became effective on December 23, 2022. The opening balance of the issued shares of preceding month under "Balance at close of preceding month" represents the closing position as of December 23, 2022.

FF301vPage 3 of 81.0.1III. Details of Movements in Issued Shares(A). Share Options (under Share Option Schemes of the Issuer) 1. Type of shares issuable Ordinary shares Class of shares Not applicable Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 06686 Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month No. of new shares of issuer issued during the month pursuant thereto (A) No. of new shares of issuer which may be issued pursuant thereto as at close of the month The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month 1). 2010 Share Incentive Plan - share options 279,650 279,650 279,650 0 General Meeting approval date (if applicable) 2). 2017 Share Incentive Plan - share options 645,823 645,823 645,823 0 General Meeting approval date (if applicable) 3). 2022 Share Incentive Plan - share options 0 0 0 3,000,000 General Meeting approval date (if applicable) 16 December 2022 Total A (Ordinary shares): Total funds raised during the month from exercise of options: Remarks: (1) No further options will be granted under the 2010 Share Incentive Plan and 2017 Share Incentive Plan of the Company after December 23, 2022 (being the date on which the Primary Conversion became effective) as both plans have been terminated. (2) The Primary Conversion became effective on December 23, 2022. The opening balance of the outstanding options of preceding month under "Number of share options outstanding at close of preceding month" represents the closing position as of December 23, 2022. (3) The scheme mandate limit under the 2022 Share Incentive Plan is 3,000,000 ordinary shares, which shall be applicable to options (as set out above) and share appreciation rights and Other Awards (as set out in Section III(D) of this monthly return) of the Company. The information under "The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month" represents the maximum number of the shares may be issued upon exercise of all share options to be granted under the 2022 Share Incentive

FF301

Plan at close of the month.

(B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

(C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable

(D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes)

1. Type of shares issuable	Ordinary shares	Class of shares	Not applicable	Shares issuable to be listed on SEHK (Note 1)	Yes	
Stock code of shares issuable (if listed on SEHK) (Note 1)		06686				

	Description	General Meeting approval date (if applicable)	No. of new shares of issuer issued during the month pursuant thereto (D)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1).	2017 Share Incentive Plan - other than share options			
2).	2022 Share Incentive Plan - other than share options	16 December 2022		
3).	RSU Plan			2,972,091

Total D (Ordinary shares):

Remarks:

(1) No further awards will be granted under the 2017 Share Incentive Plan of the Company after December 23, 2022 (being the date on which the Primary Conversion became effective) as the 2017 Share Incentive Plan has been terminated.

(2) Under the 2022 Share Incentive Plan, the option, share appreciation rights, restricted share unit award, restricted share award, dividend equivalent award, and share payment award are collectively referred to as the "Awards". The Awards other than the option and the share appreciation rights are collectively referred to as the "Other Awards", the details of which may refer to the circular of the Company dated November 14, 2022.

(3) The scheme mandate limit under the 2022 Share Incentive Plan is 3,000,000 ordinary shares, which shall be applicable to options (as set out in Section III(A) of this monthly return), share appreciation rights and Other Awards of the Company.

(4) RSU Plan refers to the restricted shares units that the Company has issued to certain clients who accepted settlement plans relating to Camsing Incident, the details of which may refer to the Prospectus of the Company dated June 30, 2022.

(E). Other Movements in Issued Share Not applicable

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FF301vPage 5 of 81.0.1 Total increase / decrease (-) in Ordinary shares during the month (i.e. Total of A to E)

FF301vPage 6 of 81.0.1IV. Information about Hong Kong Depositary Receipt (HDR)Not applicable

FF301vPage 7 of 81.0.1V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.Submitted by: Jingbo WangTitle: Director(Director, Secretary or other Duly Authorised Officer) Notes1.SEHK refers to Stock Exchange of Hong Kong.2.Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301vPage 8 of 81.0.13.Identical means in this context:ēthe securities are of the same nominal value with the same amount called up or paid up;ēthey are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); andēthey carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.4.If there is insufficient space, please submit additional document.5.In the context of repurchase of shares:ēshares issuable to be listed on SEHK should be construed as shares repurchased listed on SEHK; andēstock code of shares issuable (if listed on SEHK) should be construed as stock code of shares repurchased (if listed on SEHK); andētype of shares issuable should be construed as type of shares repurchased; andēissue and allotment date should be construed as cancellation date6.In the context of redemption of shares: ēshares issuable to be listed on SEHK should be construed as shares redeemed listed on SEHK; and ēstock code of shares issuable (if listed on SEHK) should be construed as stock code of shares redeemed (if listed on SEHK); andētype of shares issuable should be construed as type of shares redeemed; andēissue and allotment date should be construed as redemption date